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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)*



                          FPA MEDICAL MANAGEMENT, INC.
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                                (Name of Issuer)


                    Common Stock, $0.002 par value  per share
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                         (Title of Class of Securities)


                                   302543-10-3
                                  --------------
                                  (CUSIP Number)


                            Leonardo Berezovsky, M.D.
                                 1036 Summit Dr.
                        Beverly Hills, California  90210
                                 (310) 274-5875
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 June 04, 1997
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

  CUSIP No. 302543-10-3                         Page   2   of   3  Pages



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    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Leonardo Berezovsky, M.D.
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    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)/ /
                                                                         (b)/ /

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    3    SEC USE ONLY

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    4    SOURCE OF FUNDS*

                  SC
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    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                              / /

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    6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America
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      NUMBER OF        7   SOLE VOTING POWER
        SHARES
     BENEFICIALLY              1,520,920
       OWNED BY        ---------------------------------------------------------
        EACH
      REPORTING        8  SHARED VOTING POWER
     PERSON WITH
                                    0
                       ---------------------------------------------------------
                       9   SOLE DISPOSITIVE POWER

                                1,520,920
                       ---------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

                                     0
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    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 1,520,920

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    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                    / /

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    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 4.93%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

                        IN
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                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                    Page 3 of 3

    This statement relates to the common stock, par value $.002 per share ("Common Stock"), of FPA Medical Management, Inc., a Delaware corporation (the "Issuer") and is filed on behalf of Leonardo Berezovsky, M.D., 1036 Summit Dr., Beverly Hills, California 90210. Dr. Berezovsky hereby amends his Schedule 13D filed on March 28, 1997, to add to the forepart thereof the following:

    As of June 4, 1997, Dr. Berezovsky ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer. Dr. Berezovsky made sales on behalf of trusts for which he serves as trustee in the open market as follows:

                                  Number of shares
        Date                    of Common Stock                    Price
      05/21/97                       4,300                        $19-1/16
      05/27/97                      36,550                        $19.8529
      05/28/97                      17,200                        $20-1/4
      05/29/97                      19,350                        $20.3889
      06/03/97                      17,200                        $20.2813
      06/04/97                      34,400                        $20.7187


As a result of such sales, Mr. Berezovsky reduced his beneficial ownership to 1,520,920 shares of Common Stock, or approximately 4.93% of the outstanding Common Stock, as of the last trade date set forth in the above table.

    After reasonable inquiry and to the best of my knowledge and Belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated as of July 2, 1997

By:/s/ Leonardo Berezovsky
   -----------------------
   Leonardo Berezovsky, M.D.
   an individual